

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2020

David Sobelman
President and Chairman of the Board
GENERATION INCOME PROPERTIES, INC.
401 East Jackson Street
Suite 3300
Tampa, FL 33602

> **Re: GENERATION INCOME PROPERTIES, INC.**
> **Amendment No. 3 to Form S-11**
> **Filed July 20, 2020**
> **File No. 333-235707**

Dear Mr. Sobelman:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2020 letter.

Amendment No 3. on Form S-11

Our Distribution Policy, page 39

1. We have considered your responses to our prior comments 1 and 2. Please address the following with respect to you distribution table:
   - Please revise your table to begin with the trailing twelve month net earnings as of the date of your most recently completed quarter. Your disclosure should include a reconciliation of the trailing twelve month amount to the quarterly and annual periods reflected in your historical or pro forma financial statements as applicable.
   - Please explain to us the purpose for your adjustment "increase in operating loss from increase in expenses" and explain to us how that adjustment was calculated.

- We note that your table currently reflects a payout ratio of 90%. Please confirm that this ratio will be updated once you have determined your estimated annual distribution.

You may contact Jeffrey Lewis at 202-551-6216 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Curt Creely, Esq.